                                               CONSECO, INC. AND SUBSIDIARIES

                                       PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                           for the six months ended June 30, 1994
                                       (Dollars in millions, except per share amounts)
                                                         (unaudited)

                                                                                  Pro Forma
                                                                           Adjustments Reflecting
                                                                            Transactions Related
                                                           Conseco            to Investment in:          Pro Forma
                                                         as Reported       WNC (A)         BLH (B)         Total
                                                         -----------       -------         -------         ------
Revenues:
 Insurance policy income                                    $634.0                           $ (.1)(8)    $633.9
 Investment activity:
   Net investment income                                     141.9                              .5 (8)     142.4
   Net trading losses                                         (2.4)                                         (2.4)
   Net realized losses                                       (11.6)                            4.2 (8)      (7.4)
 Equity in earnings of CCP Insurance, Inc.                    17.2                                          17.2
 Equity in earnings of Western National Corporation           31.4         (11.1) (1)                       20.3
 Fee revenue                                                  28.1                                          28.1
 Merchant banking income                                      65.3         (65.3) (2)                        -
 Other income                                                   .2                                            .2
                                                            ------        ------              ----         -----
        Total revenues                                       904.1         (76.4)              4.6         832.3
                                                            ------        ------              ----         -----
Benefits and expenses:
 Insurance policy benefits                                   456.3                                         456.3
 Change in future policy benefits                             19.8                              .6 (8)      20.4
 Interest expense on annuities and financial products         32.8                                          32.8
 Interest expense on long-term debt                           25.2          (1.3) (3)           .3 (8)      24.2
 Interest expense on investment borrowings                     4.9                                           4.9
 Amortization related to operations                           62.5                             1.5 (8)      64.0
 Amortization related to realized gains                        (.9)                             .6 (8)       (.3)
 Other operating costs and expenses                          105.9                            (2.3)(8)     103.6
                                                            ------        ------              ----         -----
        Total benefits and expenses                          706.5          (1.3)               .7         705.9
                                                            ------        ------              ----         -----
        Income before income taxes, minority interest
           and extraordinary charge                          197.6         (75.1)              3.9         126.4

Income tax expense                                            58.3         (22.0) (6)          1.4 (8)      37.7
                                                            ------        ------              ----         -----
        Income before minority interest and
           extraordinary charge                              139.3         (53.1)              2.5          88.7

Less minority interest                                        22.6            -                -            22.6
                                                            ------        ------              ----         -----
        Income before extraordinary charge                  $116.7        $(53.1)             $2.5         $66.1
                                                            ======        ======              ====         =====
Earnings before extraordinary charge per common share and
 common equivalent share:
   Primary:
      Weighted average shares                            27,396,000                                   27,396,000
                                                         ==========                                   ==========
      Earnings before extraordinary charge                    $3.92                                        $2.07
                                                              =====                                        =====
   Fully diluted:
      Weighted average shares                            31,905,000                                   31,905,000
                                                         ==========                                   ==========
      Earnings before extraordinary charge                    $3.66                                        $2.07
                                                              =====                                        =====

                                        The accompanying notes are an integral part
                                   of the pro forma consolidated statement of operations.

                                               CONSECO, INC. AND SUBSIDIARIES

                                       PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                            for the year ended December 31, 1993
                                       (Dollars in millions, except per share amounts)
                                                         (unaudited)

                                                                             Pro Forma
                                                                      Adjustments Reflecting
                                                                       Transactions Related
                                                     Conseco              to Investment in:             Pro Forma
                                                   as Reported  WNC (A)       BLH (B)       CCP (C)       Total
                                                   -----------  -------       -------       -------       -----
Revenues:
 Insurance policy income                         $ 1,293.8     $(20.8)(4)      $(.3) (8)     $  -       $1,272.7
 Investment activity:
   Net investment income                             896.2     (610.1)(4)      (5.4) (7)     (1.6)(14)     279.5
                                                                                 .4  (8)
   Net trading income                                 93.1      (49.6)(4)       1.4  (8)                    44.9
   Net realized gains                                149.5      (92.7)(4)       8.1  (8)                    64.9
 Equity in earnings of CCP Insurance, Inc.            37.4                                    2.7 (15)      40.1
 Equity in earnings of Western National Corporation    -        130.0 (4)                                   47.4
                                                                (82.6)(4)
 Gain on sale of Bankers Life Holding Corporation    101.5        -          (101.5) (9)                     -
 Incentive earnings allocation from
   the Partnership                                    36.6                    (36.6) (9)                     -
 Fee revenue                                          26.5       12.7 (4)                                   41.5
                                                                  2.3 (5)
 Other income                                          1.4                                                   1.4
                                                   -------     ------          ----         -----        -------
        Total revenues                             2,636.0     (710.8)       (133.9)          1.1        1,792.4
                                                   -------     ------          ----         -----        -------
Benefits and expenses:
 Insurance policy benefits                         1,007.8     (101.9)(4)       (.2) (8)                   905.7
 Change in future policy benefits                     60.0      (19.3)(4)      (3.2) (8)                    37.5
 Interest expense on annuities and
   financial products                                408.5     (333.1)(4)                                   75.4
 Interest expense on long-term debt                   58.0      (11.0)(3)        .2  (8)                    54.4
                                                                               (1.5)(10)
                                                                                8.7 (11)
 Interest expense on investment borrowings            10.6       (6.2)(4)                                    4.4
 Amortization related to operations                  140.2      (15.5)(4)       9.5  (8)                   134.2

 Amortization and change in future policy benefits
   related to realized gains                         126.3      (84.3)(4)       5.6  (8)                    47.6
 Other operating costs and expenses                  214.4        4.3 (4)        .9  (8)                   219.6
                                                   -------     ------          ----         -----        -------
        Total benefits and expenses                2,025.8     (567.0)         20.0          -           1,478.8
                                                   -------     ------          ----         -----        -------











                                                  (Continued on next page)

                                        The accompanying notes are an integral part
                                   of the pro forma consolidated statement of operations.

                                               CONSECO, INC. AND SUBSIDIARIES

                                  PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS, Continued
                                            for the year ended December 31, 1993
                                      (Dollars in millions, except per share amounts)
                                                         (unaudited)

                                                                             Pro Forma
                                                                      Adjustments Reflecting
                                                                       Transactions Related
                                                     Conseco             to Investment in:              Pro Forma
                                                   as Reported  WNC (A)       BLH (B)       CCP (C)       Total
                                                   -----------  ------        -------       -------       -----
        Income before income taxes, minority
           interest and extraordinary charge         610.2     (143.8)       (153.9)          1.1          313.6

Income tax expense                                   223.1      (74.5)(4)       2.4  (8)      (.4) (16)     99.0
                                                                  8.0 (6)     (59.6)(12)
                                                   -------     ------        ------        ------        -------
        Income before minority interest and
           extraordinary charge                      387.1      (77.3)        (96.7)          1.5          214.6

Less minority interest                                78.2                    (21.9)(13)                    56.3
                                                   -------     ------        ------        ------        -------
        Income before extraordinary charge         $ 308.9     $(77.3)       $(74.8)       $  1.5        $ 158.3
                                                   =======     ======        ======        ======        =======
Earnings before extraordinary charge per common
 share and common equivalent share:

   Primary:
      Weighted average shares                   29,245,000                                            29,245,000
                                                ==========                                            ==========
      Earnings before extraordinary charge           $9.86                                                 $4.71
                                                     =====                                                 =====
   Fully diluted:
      Weighted average shares                   33,495,000                                            33,495,000
                                                ==========                                            ==========
      Earnings before extraordinary charge           $9.12                                                 $4.62
                                                     =====                                                 =====























                                        The accompanying notes are an integral part
                                   of the pro forma consolidated statements of operations.

                             CONSECO, INC. AND SUBSIDIARIES
               NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                                      (unaudited)



      BASIS OF PRESENTATION

      The unaudited pro forma consolidated statements of operations of Conseco, Inc. ("Conseco" or the "Company") are presented as if the following transactions had all occurred on January 1, 1993: (1) the initial public offering of Western National Corporation ("WNC") (as described below and reported in the filing under Form 8-K dated February 15, 1994); (2) the initial public offering of Bankers Life Holding Corporation ("BLH") and the purchase of additional shares of common stock of BLH by Conseco (as described below and reported in filings under Form 8-K dated November 9, 1992 and September 30,
1993) and (3) the secondary public offering of CCP Insurance, Inc. ("CCP") and the purchase of additional shares of common stock of CCP by Conseco (as described below and reported in the filing under Form 8-K dated September 30,
1993).

      The pro forma consolidated financial statements are based on the historical financial statements of Conseco, WNC, BLH and CCP and should be read in conjunction with the financial statements and notes of those companies. The pro forma data are not necessarily indicative of the results of operations of Conseco had those transactions occurred on January 1, 1993, nor the results of future operations, nor do they reflect changes that might have resulted from the current management of the companies throughout the entire period. Certain amounts in the pro forma consolidated statement of operations for the year ended December 31, 1993, have been reclassified to conform to the presentation in the consolidated statement of operations for the six months ended June 30, 1994, included in the Company's Form 10-Q for the six months ended June
30, 1994.

      PRO FORMA ADJUSTMENTS

      (A)  Transactions Relating to Investment in Western National Corporation

      On February 15, 1994, WNC completed the initial public offering of 37.2 million shares of common stock, including overallotment shares purchased by the underwriters. A total of 2.3 million shares were sold by WNC and 34.9 million shares were sold by Conseco. In addition, pursuant to an employment agreement, Conseco sold .2 million shares to the President of WNC at the initial public offering price less underwriting discounts and commissions. Prior to the initial public offering, Western National Life Insurance Company ("Western") was a wholly owned subsidiary of Conseco. WNC was formed in October 1993 as a Delaware corporation to be the holding company for Western. In connection with the organization of WNC and the transfer of the stock of Western to WNC by Conseco, WNC issued 60 million shares of its common stock and a $150.0 million, 6.75 percent senior note due March 31, 1996 (the "Conseco Note") to Conseco. Such transactions are described in the Prospectus dated February 8, 1994 (the "Prospectus"), filed pursuant to Rule 424(b) with the Securities and Exchange Commission, in connection with the Registration
Statement of WNC on Form S-1 (No. 33-70022).   On February 22, 1994, WNC
completed a public offering of $150.0 million aggregate principal amount of its 7.125 percent senior notes due February 15, 2004 (the "Senior Notes"). The net proceeds from the offering of $147.5 million (after original issue discount, underwriting discount and estimated offering expenses) and certain proceeds from WNC's initial public offering of common stock were used to repay the Conseco Note.

      The shares issued in the offering and the related transaction represent a 60 percent interest in WNC. The remaining common shares, which represent a 40 percent interest, are held by Conseco. Net pre-tax proceeds to Conseco from the repayment of the Conseco Note and the sale of WNC shares totaling $537.9 million were used to repay a $200 million senior unsecured loan and for other
general corporate purposes.   Conseco did not receive any proceeds from the
sale of 2.3 million shares by WNC.

      Adjustments to give effect to the sale of common stock of WNC by Conseco and related transactions are summarized as follows:

(1) Equity in earnings of WNC is adjusted to reflect (i) the reduction in Conseco's ownership interest as a result of the initial public offering and (ii) WNC's interest expense on the Senior Notes.

(2) The gain on the sale resulting from WNC's IPO and related transactions is eliminated.

(3) Interest expense is reduced to reflect the repayment of the $200 million senior unsecured loan using the proceeds from the sales of WNC shares.

(4) After the initial public offering by WNC, Conseco continues to own 40 percent of WNC but no longer exercises unilateral control over its activities. Accordingly, Conseco's investment in WNC is reflected under the equity method. Conseco's historical consolidated statements of operations are adjusted to reflect Conseco's investment in WNC on the equity basis from the beginning of the periods presented.

(5) Fee revenue is adjusted to reflect the new insurance services agreement with WNC.

(6) All pro forma adjustments to operations are tax affected based on the appropriate rate for the specific item.

      (B)  Transactions Relating to Investment in Bankers Life Holding
           Corporation

      Effective October 31, 1992, Conseco Capital Partners, L.P. (the "Partnership") completed the acquisition of Bankers Life and Casualty Insurance Company ("BLC") and its subsidiary, Certified Life Insurance Company, (collectively "Bankers Life") through Bankers Life Holding Corporation ("BLH"). The acquisition was accounted for as a purchase and was reflected in the operations of Conseco from its effective date.

      On March 25, 1993, BLH completed an initial public offering of 19.6 million shares of its common stock at $22 per share. Proceeds from the offering of $405.3 million (after underwriting and issuance costs) were used by BLH to redeem all outstanding preferred stock, to retire all junior subordinated debt, to prepay a portion of the senior debt and for other corporate purposes. After the offering, Conseco owned 31 percent of the common shares of BLH. As a result of the offering, Conseco recorded a one-time gain of $59.3 million (net of tax of $39.9 million), representing Conseco's direct percentage share of the increase in BLH's shareholders' equity account attributable to the proceeds of the offering. In addition, Conseco recorded a gain of $2.2 million (net of tax of $.1 million), representing Conseco's indirect percentage share (through the Company's ownership of CCP) of CCP's percentage share of the increase in BLH's shareholders' equity account attributable to the proceeds of the offering. The Partnership was liquidated by distribution of all of its remaining assets to the partners as of March 31, 1993. The Partnership agreement provided incentive compensation to Conseco as the general partner in the form of transfers from the limited partners of a portion of their returns in excess of prescribed targeted returns. The distribution of BLH shares to the limited partners caused such targets to be exceeded, resulting in incentive compensation to Conseco of $21.9 million, net of tax of $14.7 million.

      On September 30, 1993, Conseco completed the acquisition of 13.3 million shares of common stock of BLH from I.C.H. Corporation ("ICH") for $287.6 million. The shares purchased represented 24 percent of the outstanding shares of common stock of BLH, increasing Conseco's ownership of shares of common stock of BLH to 56 percent.

      The purchase price for the shares acquired from ICH was paid by the surrender for redemption of $50.0 million stated value of ICH preferred stock owned by Conseco and the payment of $237.6 million in cash. The cash payment was funded with available cash and the net proceeds from a $200.0 million senior unsecured loan. Such loan was repaid in February 1994 by Conseco using the proceeds from the sale of WNC common stock (see (C) relating to the WNC initial public offering).

      The acquisition is accounted for on a step-basis and, accordingly, (i) the portion of BLH's net assets acquired by Conseco in the initial acquisition made by the Partnership is valued as of that acquisition date (as described in note 1 to the consolidated financial statements included in the Company's 1993 Form 10-K), (ii) the portion of BLH's net assets most recently acquired by Conseco is valued as of September 30, 1993, and (iii) the portion of BLH's net assets owned by minority interests is valued based on BLH's consolidated financial statements. The values of the assets and liabilities of BLH included in Conseco's consolidated balance sheet at June 30, 1994, as filed in the Registrant's Form 10-Q for the quarterly period ended June 30, 1994, represented the combination of the values determined by the purchase accounting described in the preceding sentence.

      The net assets of BLH acquired by Conseco were recorded under the purchase method described above. Adjustments to give effect to the initial public offering of BLH, the purchase of additional shares of common stock of BLH by Conseco and the financing and capital restructuring transactions related to these events as if such transactions occurred on January
1, 1993, are summarized as follows:

      (7) Net investment income is reduced as a result of the following transactions in conjunction with Conseco's most recent purchase of the common stock of BLH: (i) the redemption of ICH preferred stock and (ii) the use of short-term investments to fund a portion of the purchase.

      (8) As described above, the purchase of BLH is accounted for as a step acquisition. The values included in the historical consolidated statements of operations of Conseco for the six months ended June 30, 1994, and the year ended December 31, 1993, are based on values determined at the actual purchase dates of Conseco's investments. Insurance policy income, net investment income, net trading income, net realized gains, insurance policy benefits, change in future policy benefits, interest expense on long-term debt, amortization expense, other operating costs and expenses and income tax expense are adjusted to reflect the effects of the purchase method of accounting as if Conseco's purchases of the common shares of BLH were completed on January 1, 1993.

      (9) The gain on sale of stock by BLH and the incentive earnings allocation from the Partnership which occurred concurrently with the initial public offering are assumed to have occurred prior to the period presented.

      (10) Interest expense is reduced for the effects of the debt repaid from the proceeds of the initial public offering of common stock by BLH.

      (11) Interest expense is recorded to reflect interest on the debt issued to partially finance the most recent purchase of common stock of BLH by Conseco. Interest expense is calculated based on an assumed rate of 5.4 percent. Interest expense also reflects the amortization of debt issuance costs.

      (12) All pro forma adjustments to operations are tax affected based on the appropriate rate for the specific item.

      (13) Minority interest is adjusted to reflect the ownership of common stock of BLH by minority interests subsequent to all of the acquisition and financing transactions related to BLH's initial public offering and the purchase of additional shares of common stock of BLH by Conseco, as if such transactions had occurred on January 1, 1993.

      (C)  Transactions Related to Investment in CCP Insurance, Inc.

      In July 1992, CCP, a holding company for the Partnership's first three acquisitions (Great American Reserve Insurance Company acquired in June 1990, Jefferson National Life Insurance Company acquired in November 1990 and Beneficial Standard Life Insurance Company acquired in April 1991), completed an initial public offering of 8.0 million shares of its common stock, with net proceeds to CCP totaling $111.2 million. The shares issued in the offering represented a 31 percent ownership interest in the common stock outstanding of CCP. After the initial public offering, the remaining ownership interest in CCP was held by Conseco and others who exchanged certain of their investments in the Partnership and its acquired subsidiaries for common stock of CCP. CCP is included in Conseco's historical financial statements on the equity basis effective July 1, 1992.

      In September 1993, CCP completed a secondary public offering in which CCP sold 3.0 million shares of its common stock and certain shareholders sold 6.5 million shares of CCP common stock. Proceeds of approximately $80.9 million from the offering of common shares by CCP (after underwriting and issuance costs) were added to CCP's funds for general corporate purposes. CCP received no proceeds from the sale of shares by the selling shareholders. In a separate transaction, Conseco purchased 2.0 million shares of CCP common stock from the selling shareholders for $53.6 million. In addition, Conseco purchased .3 million shares of CCP common stock in open market transactions for $5.9 million during the nine months ended September 30, 1993. After these transactions, Conseco owned 40 percent of the common stock of CCP.

      The investment in CCP by Conseco has been recorded on the equity method of accounting. The excess of the carrying value of Conseco's investment in CCP over Conseco's underlying equity in CCP's net assets is amortized on the straight-line basis over a 40-year period. Adjustments to give effect to the additional purchases of CCP common stock by Conseco, as if such transactions occurred on January 1, 1993, are summarized as follows:

      (14) Net investment income is reduced as a result of the use of short-term investments to fund the additional purchases of CCP common stock.

      (15) As described above, Conseco owned 40 percent of CCP. The adjustment to equity in earnings of CCP reflects the change in Conseco's ownership in CCP as a result of the purchases of additional shares of CCP common stock by Conseco.

      (16) All pro forma adjustments to operations are tax affected based on the appropriate rate for the specific item.